Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 27, 2025

We refer to (i) the Notice of Annual General Meeting (the “AGM”) of KE Holdings Inc. (the “Company”) dated April 17, 2025 (the “Notice”); (ii) the circular to holders of the Company’s Shares (the “Shareholders”) dated April 17, 2025 (the “Circular”) and (iii) the announcement of the Company in relation to the postponement of the AGM dated June 3, 2025 (the “Announcement”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Notice, the Circular and the Announcement.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on June 27, 2025 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC. All resolutions at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 3,602,160,077 Shares, comprising 3,458,896,856 Class A ordinary shares and 143,263,221 Class B ordinary shares. A total of 118,583,938 Class A ordinary shares issued for future exercise or vesting of awards granted under the Company’s share incentive plans were not eligible for voting. As of the Share Record Date, there were (a) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS) and (b) 3,581,154 Class A ordinary shares underlying 1,193,718 ADSs repurchased by the Company were pending cancellation, which, for the purpose of the AGM, were excluded from the total number of issued Shares entitled to attend and vote at the AGM, and the Company did not exercise any voting rights attached to those repurchased Shares.

Save as disclosed above, there was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 6 at the AGM was 3,479,994,985 Shares, comprising 3,336,731,764 Class A ordinary shares and 143,263,221 Class B ordinary shares.

According to the Company’s Sixth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), (i) with regard to the resolutions 1, 2(a)(i), 2(b), 3, 4 and 5, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to the resolutions 2(a)(ii) and 6, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the report of the auditors thereon.	Class A ordinary shares	2,918,403,677 (99.996654%)	97,659 (0.003346%)	2,259,288 (–%)	2,918,501,336	2,918,501,336
		Class B ordinary shares	1,432,632,210 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	1,432,632,210
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	4,351,035,887 (99.997756%)	97,659 (0.002244%)	2,259,288 (–%)	3,061,764,557	4,351,133,546
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(i)	To re-elect Mr. Jeffrey Zhaohui Li as a non-executive Director.	Class A ordinary shares	2,718,207,502 (93.256842%)	196,546,476 (6.743158%)	4,942,613 (–%)	2,914,753,978	2,914,753,978
		Class B ordinary shares	1,432,632,210 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	1,432,632,210
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	4,150,839,712 (95.478974%)	196,546,476 (4.521026%)	4,942,613 (–%)	3,058,017,199	4,347,386,188
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

1	According to the Companies Act (As Revised) of the Cayman Islands and the Memorandum and Articles of Association, the Shares in abstention do not need to be calculated as votes.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
2(a)(ii)	To re-elect Ms. Xiaohong Chen as an independent non-executive Director.	Class A ordinary shares	2,698,201,710 (92.501338%)	218,730,904 (7.498662%)	2,763,077 (–%)	2,916,932,614	2,916,932,614
		Class B ordinary shares	143,263,221 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	143,263,221
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	2,841,464,931 (92.852389%)	218,730,904 (7.147611%)	2,763,077 (–%)	3,060,195,835	3,060,195,835
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(b)	To authorize the Board to fix the remuneration of the Directors.	Class A ordinary shares	2,899,878,758 (99.317276%)	19,934,268 (0.682724%)	948,798 (–%)	2,919,813,026	2,919,813,026
		Class B ordinary shares	1,432,632,210 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	1,432,632,210
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	4,332,510,968 (99.541998%)	19,934,268 (0.458002%)	948,798 (–%)	3,063,076,247	4,352,445,236
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
3.	To grant a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution.	Class A ordinary shares	2,146,651,110 (73.593820%)	770,239,348 (26.406180%)	2,805,830 (–%)	2,916,890,458	2,916,890,458
		Class B ordinary shares	1,432,632,210 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	1,432,632,210
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,579,283,320 (82.291405%)	770,239,348 (17.708595%)	2,805,830 (–%)	3,060,153,679	4,349,522,668
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution.	Class A ordinary shares	2,918,948,894 (99.971384%)	835,512 (0.028616%)	977,418 (–%)	2,919,784,406	2,919,784,406
		Class B ordinary shares	1,432,632,210 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	1,432,632,210
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	4,351,581,104 (99.980803%)	835,512 (0.019197%)	977,418 (–%)	3,063,047,627	4,352,416,616
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
5.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A ordinary shares	2,113,442,703 (72.454381%)	803,486,077 (27.545619%)	2,767,508 (–%)	2,916,928,780	2,916,928,780
		Class B ordinary shares	1,432,632,210 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	1,432,632,210
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,546,074,913 (81.527191%)	803,486,077 (18.472809%)	2,767,508 (–%)	3,060,192,001	4,349,560,990
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025.	Class A ordinary shares	2,365,358,307 (82.249914%)	510,460,282 (17.750086%)	44,943,238 (–%)	2,875,818,589	2,875,818,589
		Class B ordinary shares	143,263,221 (100.000000%)	0 (0.000000%)	0 (–%)	143,263,221	143,263,221
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	2,508,621,528 (83.092201%)	510,460,282 (16.907799%)	44,943,238 (–%)	3,019,081,810	3,019,081,810
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All directors of the Company, namely Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu, Mr. Tao Xu, Mr. Jeffrey Zhaohui Li, Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu attended the AGM, either in person or by electronic means.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, June 27, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as executive directors, Mr. Jeffrey Zhaohui Li as a non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as independent non-executive directors.